Mail Stop 3561

October 30, 2009

Andre Luiz Nascimento Moreira
c/o State Agent and Transfer Syndicate, Inc.
Alarming Devices, Inc.
112 North Curry Street
Carson City, Nevada 89703

Re: Alarming Devices, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 26, 2009
File No. 333-157010

Dear Mr. Moreira:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Statement on Form S-1

Certain Relationships and Related Transactions, page 40

1. We note your response to prior comment nine of our letter dated August 7, 2009. You indicate that you have revised this section, however, it does not appear that this section has been revised. Please revise consistent with the comment.

Exhibits and Financial Statement Schedules, page 42

Exhibit 5

2. Considering the amount of time that has lapsed (over a year) since the date your legal opinion was issued, please arrange for your counsel to issue a new legal opinion.

Exhibit 23

3. You indicate that you have filed the consent of Chang G. Park, CPA dated September 23, 2009, however it was not filed as an exhibit to your registration statement. Please file this consent.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Mara Ransom, Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director